                                                                  Reed Smith LLP
                                                   Riverfront Plaza - West Tower
                                                901 East Byrd Street, Suite 1700
                                                         Richmond, VA 23219-4068
                                                             Tel +1 804 344 3400
                                                             Fax +1 804 344 3410

                                                             1301 K Street, N.W.
                                                         Suite 1000 - East Tower
                                                     Washington, D.C. 20005-3373
W. THOMAS CONNER                                             Tel +1 202 414 9200
Direct Phone: +1 202 414 9208                                Fax +1 202 414 9299
Email: tconner@reedsmith.com
                                                                   reedsmith.com

March 31, 2016

BY ELECTRONIC MAIL AND EDGAR CORRESPONDENCE

Kathryn Sabo
Attorney-Adviser
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

RE: METLIFE INSURANCE COMPANY USA:
    METLIFE INVESTORS USA SEPARATE ACCOUNT A
    SERIES VA-4 (OFFERED ON AND AFTER _______, 2016)
    INITIAL REGISTRATION STATEMENT FILED ON FORM N-4
    FILE NOS. 811-03365 AND 333-209054

    FIRST METLIFE INVESTORS INSURANCE COMPANY:
    FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
    CLASS VA-4 (OFFERED ON AND AFTER ________, 2016)
    INITIAL REGISTRATION STATEMENT FILED ON FORM N-4
    FILE NOS. 811-08306 AND 333-209057

Dear Ms. Sabo:

     On behalf of MetLife Insurance Company USA ("MetLife USA") and First MetLife Investors Insurance Company ("FMLI," and together with MetLife USA, the "Companies") and their respective separate accounts, MetLife Investors USA Separate Account A and First MetLife Investors Variable Annuity Account One (each, a "Registrant" and collectively, the "Registrants"), we are responding to the comments you have provided to us by correspondence dated March 18, 2016 with regard to:

     . The initial registration statement on Form N-4 for the Series VA-4 (offered on and after ________, 2016) variable annuity contract to be issued by MetLife USA (the "National VA"), which was filed by MetLife USA and MetLife Investors USA Separate Account A with the Securities and Exchange Commission (the "Commission") on January 20, 2016 (File Nos. 811-03365 and 333-209054); and


  ABU DHABI . ATHENS . BEIJING . CENTURY CITY . CHICAGO . DUBAI . FRANKFURT . HONG KONG . HOUSTON . KAZAKHSTAN . LONDON . LOS ANGELES . MUNICH . NEW YORK .
    PARIS PHILADELPHIA . PITTSBURGH . PRINCETON . RICHMOND . SAN FRANCISCO . SHANGHAI . SILICON VALLEY . SINGAPORE . TYSONS . WASHINGTON, D.C. . WILMINGTON

                                                           US_ACTIVE-126189988.7

Kathryn Sabo                                                 [LOGO OF ReedSmith]
March 31, 2016
Page 2


     . The initial registration statement on Form N-4 for the Class VA-4 (offered on and after ________, 2016) variable annuity contract to be issued by FMLI (the "NY VA"), which was filed by FMLI and First MetLife Investors Variable Annuity Account One with the Commission on January 20, 2016 (File Nos. 811-08306 and 333-209057).

     For ease of reference, each of the comments of the staff of the Commission (the "Staff") is set forth below, followed by the Companies' response. Unless noted otherwise, page references in the responses are to the pages in the courtesy copy of the prospectus for the National VA which was provided to the Staff. Further, we understand that each comment of the Staff applies to the respective registration statements for the National VA and the NY VA, unless stated otherwise. Accordingly, the Companies' responses to each of the Staff's comments below apply to, and describe revisions made in, each registration statement for the National VA and the NY VA, unless stated otherwise.

GENERAL
-------

1. Please confirm that the date of the prospectus will be the same as or about the date of effectiveness.

     RESPONSE: We confirm that the date of the prospectus will be revised to be
     --------
the same as or about the date of effectiveness.

2. Please confirm that the EDGAR series/class identifiers will be revised appropriately prior to effectiveness of the registration statement to reflect the contract name disclosed on the cover page of the prospectus.

     RESPONSE: We confirm that prior to the effectiveness of each registration
     --------
statement, the EDGAR series/class identifiers will be revised as appropriate to reflect the full name of the applicable contract.

3. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the Company's guarantees under the Contract or whether the Company will be solely responsible for payment of Contract benefits.

     RESPONSE: MetLife USA does not have any type of guarantee or support
     --------
agreement with a third party to support any of the contract features or benefits under the National VA or any of its related riders. MetLife USA will be solely responsible for paying out the benefits or features associated with the National VA.

     As disclosed in the Statement of Additional Information ("SAI") included in the FMLI registration statement for the NY VA, FMLI has entered into a Net Worth Maintenance Agreement with its direct parent, MetLife, Inc. ("Metlife"), pursuant to which MetLife has agreed, without limitation or amount, to cause FMLI to have certain minimum capital and surplus levels and liquidity necessary to enable it to meet its current obligations on a timely basis.

Kathryn Sabo                                                 [LOGO OF ReedSmith]
March 31, 2016
Page 3


4.   Please update all blanks and bracketed language as appropriate.

     RESPONSE: We confirm that all blanks and bracketed information will be
     --------
updated by pre-effective amendments to the registration statements.

PROSPECTUS
----------

5.   COVER PAGE (VA):

     a. When "AB Global Dynamic Allocation Portfolio" is referenced, consider adding a parenthetical: (formerly AllianceBernstein Global Dynamic Allocation Portfolio). See also p. 20, 26, A-1

     RESPONSE: We respectfully note that the name change from
     --------
"AllianceBernstein Global Dynamic Allocation Portfolio" to "AB Global Dynamic Allocation Portfolio" became effective last year in May 2015. The Companies and their affiliates who issue variable insurance contracts customarily annotate the names of the Investment Portfolios offered with their contracts to advise of name changes only during the year in which the name change became effective. Consequently, the parenthetical "(formerly AllianceBernstein Global Dynamic Allocation Portfolio)" was added wherever "AB Global Dynamic Allocation Portfolio" was referenced in the May 1, 2015 prospectuses for the variable insurance contracts which were then available. Moreover, the most recent supplement for the fund prospectus for this Investment Portfolio, which was filed on August 20, 2015, refers to the Investment Portfolio as the "AB Global Dynamic Allocation Portfolio," without the parenthetical, and it is expected that the May 1, 2016 prospectus of the Investment Portfolio would do so as well. Because the prospectuses for the National VA and the NY VA only will be used for sales to new investors, who would not have known this Investment Portfolio by its previous name, we do not believe it would be helpful for the prospectuses for the National VA and the NY VA to include a parenthetical advising of the name change.

     b. When "MetLife Small Cap Value Portfolio" is referenced, consider adding a parenthetical: (formerly Third Avenue Small Cap Value Portfolio). See also p. 26, A-2

     RESPONSE: We respectfully refer you to our response above for Comment
     --------
5.a., MUTATIS MUTANDIS.

6.   NON-NATURAL PERSONS AS OWNERS (P. 8):

Please confirm that it is appropriate to retain the disclosure in VA without the revisions made in NY VA (p. 8).

     RESPONSE: We have reviewed the referenced disclosure in the NY VA
     --------
prospectus and determined that this disclosure should be identical to the corresponding disclosure in the National VA. We will incorporate conforming revisions in a subsequent pre-effective amendment to the registration statement for the NY VA.

Kathryn Sabo                                                 [LOGO OF ReedSmith]
March 31, 2016
Page 4


7.   INVESTMENT PORTFOLIO FEES AND EXPENSES (NY VA, P. 14):

Please revise the disclosure to clarify that the examples will extend for at least one year from the date of the portfolio's May 1, 2016 prospectus.

     RESPONSE: We assume the reference to "examples" is actually to the fee
     --------
waiver and expense reimbursement arrangements. If not, please clarify. With respect to the requested revisions, pursuant to conversations with Mr. William Kotapish and Ms. Joyce Pickholz of the Staff, the paragraph following the table has been revised as follows:

          The information shown in the table above was provided by the Investment Portfolios. Certain Investment Portfolios and their investment adviser have entered into expense reimbursement and/or fee waiver arrangements that will continue from May 1, 2016 through April 30, 2017. These arrangements can be terminated with respect to an Investment Portfolio only with the approval of the board of directors or trustees of that Investment Portfolio. Please see the Investment Portfolios' prospectuses for additional information regarding these arrangements.

8.   INVESTMENT PORTFOLIO FEES AND EXPENSES (P. 16)

     a. Please delete the first sentence as MetLife USA is in a position to verify the information received from affiliate funds.

     RESPONSE: Please see our response to Comment 7.
     --------

     b. Please delete the third sentence as it is not included in the portfolio disclosure, as filed on Form N-1A.

     RESPONSE: Please see our response to Comment 7.
     --------

9.   EXAMPLES (P. 17)

In the introductory paragraph, please change the terms "Contract Owner Transaction Expenses" and "Contract Fees" to "Owner Transaction Expenses" and "Account Fee," respectively to accurately reflect the terms that are used in the fee tables.

     RESPONSE: We have made the requested changes and related conforming
     --------
changes in each registration statement.

10.  ALLOCATION OF PURCHASE PAYMENTS (P. 21)

In the paragraph beginning with, "Once we receive your Purchase Payment . . .", the last sentence states, ". . . we will either send back your money or get your permission to keep it until we get all of the necessary information." Please disclose where you would "keep" the money during that time.

Kathryn Sabo                                                 [LOGO OF ReedSmith]
March 31, 2016
Page 5


     RESPONSE: We are not aware of any requirement in Form N-4 or Rule 22c-1(c)
     --------
that requires disclosure of what type of facility the suspended premium will be retained in, and since the contract will not have been issued yet in such situations, there are no contractual provisions that would govern.

11.  REBALANCING (P. 28)

The disclosure indicates that "if a quarterly rebalancing date occurs on the 29th, 30th or 31st of a month, we will instead rebalance on the first day of the following month." Please disclose whether rebalancing would occur on the first day of the following month if a quarterly rebalancing date occurred on the 28th of February. [See also Standard Dollar Cost Averaging (DCA) (p. 37)]

     RESPONSE: We believe the existing disclosure is sufficient because it
     --------
accurately describes the procedure for determining the quarterly rebalancing date, or the transfer date under the DCA or EDCA. As stated in the prospectuses, a quarterly rebalancing date or a transfer date may not occur on the 29th, 30th or 31st day of any month. This administrative procedure was adopted to ensure that rebalancing can be set to occur on any possible date of every month. Because each month will have at least 28 calendar days, we believe this disclosure, in literal terms, is true and accurate and need not be modified.

12.  INVESTMENT OPTIONS (P. 30-31)

Please add "before investing" after the phrase "YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY." [See Item 5(d)]

     RESPONSE: We have made the requested change in each registration statement.
     --------

13.  ENHANCED DOLLAR COST AVERAGING (EDCA) PROGRAM (NY VA, P. 31-32)

Please explain the changes made to the paragraph beginning with: "If you decide you no longer want to participate in the EDCA program, or if we receive notification of your death . . ." as they apply to contracts issued previously under another registration statement.

     RESPONSE: We acknowledge that the marked language on pages 31 to 32 of the
     --------
prospectus for the NY VA is not applicable to the NY VA and have deleted it from the prospectus for the NY VA.

14.  GUARANTEED WITHDRAWAL BENEFIT - RIDER CHARGE (NY VA, P. 33-34)

Please confirm supplementally that a pro rata portion of the rider charge will not be assessed if "you assign your contract." Compare to p. 41 of VA.

     RESPONSE: We respectfully note that the requested change would not apply
     --------
to the NY VA. The cited disclosure relates to assessment of a pro rata rider charge upon rider termination. In New York, the GWB v1 rider does not terminate upon an assignment.

Kathryn Sabo                                                 [LOGO OF ReedSmith]
March 31, 2016
Page 6


15.  TRANSFERS (P. 34)

In the second bullet point under the paragraph beginning "For transfers during the Accumulation Phase . . . . ," please indicate when you will provide notice of any such maximum allocation limit.

     RESPONSE: Due to variables in the facts and circumstances that could lead
     --------
to the imposition of a maximum allocation limit for the Fixed Account, the Companies are unable to specify in the prospectuses the amount of notice that would be given in the event they were to impose a maximum allocation limit for the Fixed Account. As stated in the prospectuses, the Companies have undertaken to provide notice; the Companies will do so in advance if at all possible.

16.  LIVING BENEFITS (P. 50)

     a. The Guaranteed Withdrawal Benefit is defined either as "GWB v1" or just "GWB" (see page 60). For clarity, please use only one term consistently throughout the prospectus.

     RESPONSE: We respectfully note that references to the term "GWB v1" are to
     --------
     the specific version of the Guaranteed Withdrawal Benefit rider that is currently offered by the prospectuses, with the specific rates and other terms shown in the GWB v1 row of the GWB Rate Table. Because the Companies may, in the future, offer additional versions of the Guaranteed Withdrawal Benefit rider, the term "GWB" generically refers to the fundamental characteristics of the Guaranteed Withdrawal Benefit rider that do not change from version to version, and that are described outside the GWB Rate Table. In other words, the existing disclosure is designed to easily accommodate potential future offerings of new and additional versions of a GWB rider (E.G., see our response to Comment 17 with respect to the GWB Rate Table and GLWB Rate Table).

     b. In the paragraph preceding, respectively, the Summary for the GWB on page 60 and the GLWB on page 69, please identify the specific states where each rider is not available or indicate that it is available in all states, as applicable.

     RESPONSE: In response to the Staff's comment, we have added a sentence to
     --------
     "Summary of the Guaranteed Withdrawal Benefit Rider" and "Summary of the GLWB" in the National VA prospectus directing investors to refer to the GWB Rate Table and the GLWB Rate Table, respectively, for a list of the states where each rider is not available. As discussed in our responses to Comments 16.a. and 17, the prospectuses are organized to direct investors to the GWB and GLWB Rate Tables as a central reference point for rider rates and other specific terms of the riders; however, investors may cease to use our rate tables as a central reference point if terms that appear in the rate tables are generally dispersed throughout the prospectuses.

17.  GUARANTEED LIFETIME WITHDRAWAL BENEFIT (NY VA, P. 52)

Please disclose that you must be at least 60 years old at contract issue to purchase the GLWB benefit in the paragraph preceding the "Summary of the GLWB," rather than simply referencing the "GLWB Rate Table" below.

Kathryn Sabo                                                 [LOGO OF ReedSmith]
March 31, 2016
Page 7


     RESPONSE: We recognize that the prospectus for the National VA discloses
     --------
the actual Minimum Issue Age in the "Summary of the GLWB," instead of referring generally to a Minimum Issue Age. However, consistent with the prospectuses for the other New York-only contracts that offer the GLWB rider, such as Class O (offered on and after September 21, 2015) (File Nos. 811-08306 and 333-205137), the NY VA prospectus needs to refer generically to the Minimum Issue Age because of a fundamental difference in state insurance law requirements applicable to the GLWB rider in New York. Specifically, if there are future rate changes to the GLWB riders, under New York insurance regulations, such changes may require corresponding changes in the Minimum Issue Age. Accordingly, consistent with the prospectuses for the other New York-only contracts, the specific Minimum Issue Age and rates applicable to the rider are provided in the GLWB Rate Table. In anticipation of future rate changes, FMLI intends for the GLWB Rate Table to serve as a central reference point for investors, where investors may find, at a glance, the current rider rates. FMLI believes that disclosing the specific Minimum Issue Age throughout the prospectus would undermine the usefulness of the GLWB Rate Table because future prospectus supplements notifying investors of rate changes would need to identify each place in the prospectus where new information supersedes old information. Centralizing the disclosure of information that is subject to change will allow for a more streamlined prospectus supplement that will be easily understood when read side-by-side with the prospectus.

As the Staff knows, we have worked closely with the Staff to develop and implement the general disclosure format that is now being used to describe the GLWB rider. This format is intended to permit the introduction of new versions of the GLWB rider by use of a supplement that can be easily understood by investors and that will dovetail with the current prospectus. The GLWB Rate Table is an essential building block of this approach. We believe that using the Rate Table to present certain information about the existing rider is helpful to the reader, by focusing the reader's attention to the important information in the table in one place. With respect to the Staff's concern that this approach is employed when there is only one version of the rider introduced to date, the registrant made certain changes to a similar section of the prospectus that we believe eliminated any potential confusion on the part of the reader. This exact disclosure format was adopted specifically in response to a Staff comment we received on the "Guaranteed Withdrawal Benefit"
section in a Class/Series L-4 Year prospectus filed on January 25, 2013 (File Nos. 333-186204 and 333-186216). The disclosure was designed specifically because the Staff noted that the contract offered only one version of the GWB rider. The precedent for this disclosure was reviewed and not objected to by the Staff, and we continue to believe this format provides the best disclosure given that only one version of the GWB and GLWB riders is offered by the current contract. The Staff apparently did not disagree. For these reasons, we respectfully decline to make the requested change.

18.  SPOUSAL CONTINUATION (NY VA, P. 68)

Consider adding the language highlighted below that appears in VA on page 92, if appropriate: "For purposes of the death benefit on the continued contract, the death benefit is calculated in the same manner as it was prior to continuation except that all values used to calculate the death benefit, which may include a highest anniversary value and/or an annual increase amount (depending on whether you elected an optional death benefit), are reset on the date the spouse continues the contract."

Kathryn Sabo                                                 [LOGO OF ReedSmith]
March 31, 2016
Page 8


     RESPONSE: We note that the above-referenced language appears in the
     --------
"Spousal Continuation" section of the NY VA prospectus, except for the phrase, "and/or an annual increase amount." The term "annual increase amount" relates to the operation of the Enhanced Death Benefit, which is not offered with either the National VA or the NY VA. Consequently, the existing language in the "Spousal Continuation" section of the NY VA prospectus is correct, but we will delete the phrase "and/or an annual increase amount" from the "Spousal Continuation" section of the National VA.

19.  FEDERAL INCOME TAX STATUS (P. 92)

Please confirm the section is current and accurate.

     RESPONSE: Updated disclosure in the "Federal Income Tax Status" section
     --------
will be contained in a subsequent pre-effective amendment to each registration statement, and we confirm that after such updates, the tax section will be current and accurate.

20.  DISTRIBUTOR (P. 103)

Please explain how MetLife Investors Distribution Company is affiliated. See
Item 10(d).

     RESPONSE: In accordance with the requirements of Item 10(d) of Form N-4,
     --------
we have revised each registration statement to state that MetLife Investors Distribution Company and the applicable Company are affiliated because they are under common control of MetLife, Inc.

21.  APPENDIX A

     a. Please make sure all cross-references to Appendix A have been appropriately revised, e.g., first paragraph, respectively, under "Met Investors Series Trust" and "Metropolitan Series Fund" on page 32.

     RESPONSE: We have reviewed the prospectuses of each registration statement
     --------
     and corrected any erroneous cross-references to "Appendix A," including those noted by the Staff.

     b. (VA p. A-2) When "Wells Capital Management Incorporated" is referenced, consider adding a parenthetical: (formerly Third Avenue Management LLC).

     RESPONSE: We respectfully refer you to our responses above for Comments
     --------
     5.a. and b., as applied to a name change for the investment manager of the Investment Portfolio that is referenced in Comment 5.b.

     c. (NY VA p. A-4) Please consider including the footnotes about BlackRock Money Market Portfolio that appear in VA-4, disclosing that "[a]n investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Company . . . ."

     RESPONSE: As noted in a November 25, 2015 supplement for the prospectus of
     --------
     BlackRock Money Market Portfolio, on or about May 1, 2016, this Investment Portfolio will convert to an ultra-short term bond portfolio, although it will maintain its current investment objective, which

Kathryn Sabo                                                 [LOGO OF ReedSmith]
March 31, 2016
Page 9


     is to seek to provide a high level of current income consistent with the preservation of capital. Accordingly, this footnote will be deleted by a subsequent pre-effective amendment to the registration statement for National VA.

STATEMENT OF ADDITIONAL INFORMATION
-----------------------------------

22. Based on the anticipated effective date for the filing, please confirm that all information required as of the most recent fiscal year has been updated appropriately.

     RESPONSE: We confirm that updated information that is required as of the
     --------
most recent fiscal or calendar year in the Statement of Additional Information will be included in a subsequent pre-effective amendment to each registration statement.

23.  SELLING FIRMS (P. 4)

Please confirm the list of selling firms and update as necessary.

     RESPONSE: We confirm that an updated list of selling firms will be
     --------
included in a subsequent pre-effective amendment to each registration statement.

24.  ADDITIONAL FEDERAL TAX CONSIDERATIONS (P. 8)

Please confirm that the disclosure is current and accurate.

     RESPONSE: Updated disclosure will be added to the "Additional Federal Tax
     --------
Considerations" section, if necessary, through a subsequent pre-effective amendment to each registration statement. We confirm that the disclosure in this section, updated as necessary, will be current and accurate.

PART C
-------

25. EXHIBITS

     a. Please replace "forms of" exhibits with actual copies of the agreements when they are available. See, e.g., Form of Enterprise Selling Agreement
     09 - 12 (MetLife Investors Distribution Company Sales Agreement).

     RESPONSE: We respectfully note that the "form of" agreements that are
     --------
     filed with the registration statements as exhibits are the final forms of said agreements that have been adopted by the Companies. We further note that Item 24 of Form N-4 permits the filing of "forms of" the contract and application and "specimens" of broker-dealer selling agreements. As a result, we believe the exhibit lists provided by the Companies pursuant to
     Item 24(b) of Form N-4 and the exhibits filed with their registration statements are sufficient.

     b. (NY VA) Please provide as an exhibit a copy of the maintenance agreement discussed in the second paragraph under "Company" on page 3 of the NY VA SAI.

Kathryn Sabo                                                 [LOGO OF ReedSmith]
March 31, 2016
Page 10


     RESPONSE: We have added the Net Worth Maintenance Agreement between
     --------
     MetLife, Inc. and FMLI, dated as of December 31, 2002, as an exhibit to the registration statement relating to the NY VA.

     c. With regard to exhibit 13, please submit powers of attorney that specifically relate to this filing as required by Rule 483(b) under the Securities Act of 1933.

     RESPONSE: We respectfully note that the references to the Series VA-4 III
     --------
     and Class VA-4 III contracts in the powers of attorney submitted with the initial registration statements are to the National VA and the NY VA, respectively, and that it is of course not possible to submit such powers of attorney with the file numbers that are to be assigned under the Securities Act of 1933. Nevertheless, the Companies and the Registrants will file new powers of attorney that specifically identify the applicable registration statement by its file number under the Securities Act of 1933 in a pre-effective amendment to such registration statement.

ADDITIONAL COMMENTS
-------------------

26.  FINANCIAL STATEMENTS, EXHIBITS, AND CERTAIN OTHER INFORMATION

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

     RESPONSE: We confirm that the financial statements, exhibits and any other
     --------
required disclosure that have not been included in the registration statements for the National VA and the NY VA will be included in, and filed by, pre-effective amendments to those registration statements.

27.  REPRESENTATIONS

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

     Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

     . should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     . the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Kathryn Sabo                                                 [LOGO OF ReedSmith]
March 31, 2016
Page 11


     . the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     RESPONSE: Each of MetLife USA and FMLI, for themselves and on behalf of
     --------
MetLife Investors USA Separate Account A and First MetLife Investors Variable Annuity Account One, respectively, will provide the requisite Tandy representations for its registration statement in EDGAR correspondence at the time it requests acceleration of the effective date of its registration statement.

                                    *   *   *

We hope that you will find these responses satisfactory. If you have questions or comments about this matter, please contact the undersigned at 202.414.9208, or Peggy Heminger at 412.288.7204.

Sincerely,

/s/ W. Thomas Conner
-------------------------------------
W. Thomas Conner

WC:gp

cc:  Peggy Heminger